Exhibit 99.1

Materialise Completes Acquisition of Link3D

Acquisition Accelerates Creation of Materialise Software Platform for Additive Manufacturing

Leuven (Belgium)—January 5, 2022. Materialise (NASDAQ:MTLS) today announces the closing of its acquisition of Link3D Inc.

The closing of the transaction follows Materialise’s earlier announcement confirming the exercise of its option to acquire Link3D Inc. on November 15, 2021: https://investors.materialise.com/news-releases/news-release-details/materialise-exercises-option-acquire-link3d.

About Materialise

Materialise incorporates three decades of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

About Link3D

Link3D, a global leader in additive workflow and digital manufacturing software, offers SaaS-based solutions to help organizations scale and optimize their additive manufacturing ecosystems. Link3D helps connect complex supply chains and IT environments to provide actionable analytics and greater visibility into the production process – ultimately helping achieve improved productivity, asset utilization, and quality outcomes. To learn more about Link3D, please visit: www.link3d.co

Cautionary Statement on Forward-Looking Statements

Some of the statements in this press release or to which this press release refers to are “forward-looking” and are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to, among other things, the expected benefits of Materialise’s acquisition of Link3D; and statements about Materialise’s and Link3d’s products, customers and markets. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. Materialise cautions you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond Materialise’s control that may cause Materialise’s actual results to differ materially from its expectations. Materialise is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless Materialise has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Press contact:

Materialise

Kristof Sehmke

Email: Kristof.sehmke@materialise.be

Or press@materialise.com

Twitter: @MaterialiseNV

Visit: www.materialise.com

Link3D

Neal Shah

Email: neal.shah@link3d.co

Visit: www.link3d.co